COHEN & STEERS EUROPEAN REALTY SHARES, INC.
280 PARK AVENUE
NEW YORK, NEW YORK 10017

April 11, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Keith A. O’Connell, Esq.

Re: Cohen & Steers European Realty Shares, Inc. (the "Fund")
       Registration Statement on Form N-1A (File Nos. 333-140278, 811-22010)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to April 12, 2007 or as soon thereafter as may be practicable.

The request of the representative of the Fund’s principal underwriter, Cohen & Steers Securities, LLC, for acceleration will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS EUROPEAN REALTY SHARES, INC.

By: /s/ John E. McLean
       Name: John E. McLean
       Title: Secretary

COHEN & STEERS SECURITIES, LLC
280 PARK AVENUE
NEW YORK, NEW YORK 10017

April 11, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Keith A. O’Connell, Esq.

Re: Cohen & Steers European Realty Shares, Inc. (the "Fund")
       Registration Statement on Form N-1A (File Nos. 333-140278, 811-22010)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, as principal underwriter of the securities of the Fund, we hereby join the Fund in requesting that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective on April 12, 2007, or as soon thereafter as may be practicable.

Very truly yours,

COHEN & STEERS SECURITIES, LLC

By: /s/ John E. McLean
       Name: John E. McLean
       Title: Secretary